SI 19006115 ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37135

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NATWEST MARKETS SECURITIES INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 WASHINGTON BOULEVARD
(No. and street)

STAMFORD	**CT**	**06901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROONEY COLEMAN **203-897-4294**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

300 FIRST STAMFORD PLACE	**STAMFORD**	**CT**	**06902**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NATWEST MARKETS SECURITIES INC.
(f/k/a RBS SECURITIES INC.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Files pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

NATWEST MARKETS SECURITIES INC.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATWEST MARKETS SECURITIES INC.

TABLE OF CONTENTS

EY
Building a better working world

Ernst &Young LLP
300 First Stamford Place
Stamford, CT 06902-6765
Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

To RBS Holdings USA Inc. and the Board of Directors of NatWest Markets Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NatWest Markets Securities Inc. (the Company) as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 27, 2019

NATWEST MARKETS SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

	$m
ASSETS	
Cash and cash equivalents	55
Cash and securities segregated under federal and other regulations	372
Receivables from brokers, dealers and other institutions	1,031
Receivables from customers	47
Securities purchased under agreements to resell and other collateralized financing arrangements	19,457
Financial instruments owned, at fair value ($4,271 million pledged as collateral)	4,905
Accrued interest receivable	85
Other assets	20
Total Assets	25,972

	$m
LIABILITIES AND STOCKHOLDER'S EQUITY	
Short-term borrowings	944
Payables to brokers, dealers and other institutions	174
Payables to customers	372
Securities sold under agreements to repurchase and other collateralized financing arrangements	20,654
Financial instruments sold, but not yet purchased, at fair value	2,513
Accrued interest payable	33
Other liabilities	218
Total Liabilities	24,908
Subordinated liabilities	685
STOCKHOLDER'S EQUITY	
Common stock, par value $1 per share, 10,000 shares authorized, 8,000 shares issued and outstanding	-
Additional paid-in capital	778
Retained earnings	(399)
Total Stockholder's Equity	379
Total Liabilities and Stockholder's Equity	25,972

The accompanying notes are integral part of this statement of financial condition.

1. Organization and Nature of Business

NatWest Markets Securities Inc. ("NWMSI" or the "Company"), formerly RBS Securities Inc., is a wholly owned subsidiary of RBS Holdings USA Inc. ("RBSHI"). RBSHI is a wholly owned subsidiary of NatWest Markets Group Holdings Corporation ("NWMGH"), formerly NatWest Group Holdings Corporation. NWMGH is a subsidiary of NatWest Markets Plc ("NWM Plc"), the financing, risk management and trading solutions arm of The Royal Bank of Scotland Group plc ("RBS").

The UK Government through Her Majesty's Treasury ("HMT") is the ultimate controlling party of RBS. The UK Government's shareholding is managed by UK Government Investments, a company wholly owned by the UK Government.

NWMSI is a registered broker-dealer and a registered Futures Commission Merchant ("FCM") and, accordingly, is subject to the minimum net capital requirements of the U.S. Securities and Exchange Commission ("SEC") and the U.S. Commodity Futures Trading Commission ("CFTC"). NWMSI is a primary dealer of U.S. Government securities and is principally engaged in the purchase, sale and financing of U.S. Treasury, U.S. Agency, corporate debt, and the execution and clearance of exchange traded futures and options on futures contracts. NWMSI transacts primarily with institutional counterparties and government sponsored entities.

2. Significant Accounting Policies

Basis of Presentation / Use of Estimates

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") that require management to make estimates and assumptions regarding compensation expense accruals, tax provision calculations including valuation allowance for deferred tax assets, provision for losses that may arise from litigation or regulatory matters, and other items that affect the statement of financial condition and related disclosures. These estimates and assumptions are based on judgment and available information and, consequently, actual results could be materially different from these estimates.

Cash and Cash Equivalents

NWMSI has defined cash equivalents as highly liquid investments including money market instruments, federal funds sold and overnight time deposits with original maturities of three months or less. Substantially all cash is on deposit with major money center banks.

Receivables from and Payables to Brokers, Dealers, Other Institutions and Customers

Receivables from brokers, dealers, and other institutions primarily include net receivables arising from unsettled trades, amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"), clearing deposits, cash margin receivables on financing transactions and receivables related to futures contracts. Payables to brokers, dealers, and other institutions primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive"), cash margin payables on financing transactions and payables related to futures contracts.

Receivables from customers primarily include amounts receivable for securities not delivered by the Company to a customer by the settlement date ("delivery-versus-payment"). Payables to customers primarily include amounts payable for securities not received by the Company from a customer by the settlement date ("receive-versus-payment") and payables due to customers on cash margin transactions for futures and listed options contracts.

Continued

Receivables and payables arising from unsettled securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. The Company reserves for receivables from brokers, dealers, other institutions and customers when the receivable is no longer believed to be collectible. Receivables and payables arising from fails-to-deliver, fails-to-receive, delivery-versus-payment, and receive-versus-payment transactions are presented on a net basis, by security and counterparty.

Collateralized Financing Arrangements
Collateralized financing transactions, including securities purchased under agreements to resell and securities sold under agreements to repurchase, are carried at contract value plus accrued interest as specified in their respective agreements. Securities subject to these arrangements are principally U.S. Government obligations and U.S. Government Agency debentures. Principal and accrued interest amounts are presented on a net basis when permitted under U.S. GAAP. It is generally NWMSI's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under collateralized financing arrangements. Collateral is valued daily and NWMSI may require counterparties to deposit additional collateral or return pledged collateral when appropriate.

Securities borrowed are carried at the amounts of cash collateral advanced in connection with those transactions. Securities subject to these arrangements are primarily U.S. Government obligations and U.S. Government Agency debentures. Interest is accrued at the stipulated contract rate. NWMSI's policy is to monitor the value of the securities borrowed on a daily basis and to obtain additional collateral as is necessary.

Financial Instruments
Regular-way securities transactions are recorded in the statement of financial condition on trade date and measured at fair value. Fair value is based generally on quoted market prices or dealer price quotations. To the extent that prices are not readily available, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time.

Fair Value Measurements
Fair value is defined as the price that could be received in an asset sale or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Control Environment
The independent price verification ("IPV") process is a key element of the control environment over the determination of the fair value of financial instruments. Valuations are first performed by the business which entered into the transaction. Such valuations may be directly observable from available prices, or may be derived using a model and variable inputs. These valuations are reviewed and, if necessary, amended by a team independent of those trading the financial instruments in light of available pricing evidence.

Monthly meetings are held between the business and the support functions to discuss the results of the IPV process. The IPV control includes formalized reporting and escalation of any valuation differences in breach of established thresholds.

All material methodology changes require review and ratification by a global IPV committee. This committee includes members representing several independent review functions including market risk and finance.

Continued

Valuation Hierarchy
The accounting guidance for fair value measurements establishes a framework for measuring fair value using a three level hierarchy based upon the market observability and reliability of inputs used to value assets and liabilities, and requires enhanced disclosures about fair value measurements. Fair value measurement accounting guidance does not dictate when fair value should be the basis to account for a financial instrument, nor does it prescribe which valuation technique should be used. An entity is required to choose appropriate valuation techniques based upon market conditions, availability, reliability and observability of valuation inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value based upon the transparency and observability of such inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Valuations are based upon unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Valuations are based upon either quoted prices for the same or like asset or liability in markets that are not active, or significant model inputs all of which are observable, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Valuations are based upon prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Such inputs reflect management's own assumptions that the Company believes would be used by market participants in valuing the asset or liability but that are unobservable.

The level which a financial instrument is categorized under the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. NWMSI reviews its fair value hierarchy classifications periodically and changes in the observability of valuation inputs and in their significance which may result in a transfer between fair value hierarchy level categories.

Litigation and Other Matters
NWMSI is involved, from time to time, in reviews, investigations and proceedings (both formal and informal) regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions. NWMSI recognizes a contingent liability in other liabilities in the statement of financial condition when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, NWMSI accrues the most likely amount of such loss, and if such amount is not determinable, NWMSI accrues the minimum of the range of probable loss. The determination of the outcome and loss estimates requires significant judgment on the part of management. In many instances, it is not possible to determine the degree to which any loss is probable or reasonably estimable.

Income Taxes
NWMSI is included in the consolidated federal and certain combined state income tax returns of NWMGH. In addition, the Company files returns on a separate company basis in certain jurisdictions as required. The Company's federal and certain combined state income taxes are calculated as if the Company filed a separate return and any tax attributes are utilized according to the combined return as filed, as opposed to a

Continued

stand-alone calculation. The current state tax payables/receivables as per the combined state returns are settled annually when filed.

NWMSI's deferred income taxes are provided based upon the net tax effects of temporary differences between the U.S. GAAP and tax bases of assets and liabilities. In addition, deferred income taxes are determined using the enacted tax rates and laws which are expected to be in effect when the related temporary differences reverse.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, a valuation allowance has been recorded for the portion of the deferred tax asset that more likely than not will not be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income are reduced or increased and additional weight may be given to subjective evidence such as our projections for growth.

NWMSI recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition.

Compensation Plan

The 2014 Employee Share Plan of RBS affects employees of the Company and requires that a predefined amount be paid in the current year with the remaining award to be deferred over a period of up to 62 months from the reporting date. Multiple payments are made to employees over the deferral period which will be settled in RBS equity shares, debt of RBS or cash. Awards may be subject to forfeiture and clawback, as defined in the 2014 Employee Share Plan, at the discretion of the RBS Board of Directors' Remuneration Committee.

NWMSI recognizes compensation expense for each payment as if it was a separate award with a separate service period. The overall cost of each payment is measured at fair value as of the grant date, which may coincide with the end of the service period as a result of the clawback provision. At each reporting date, NWMSI estimates the fair value of each payment by utilizing the quoted market price for RBS equity shares. NWMSI does not expect to reimburse or receive payment from RBS for any increase or decrease in the value of the RBS equity shares. Recognition of additional compensation expense attributable to appreciation of RBS equity shares is accounted for as a capital contribution and decreases in compensation expense attributable to a decrease in the value of RBS equity shares are accounted for as a reduction of capital. NWMSI accrues compensation expense on a straight-line basis over the applicable service period for the fair value of each respective payment, less a provision for forfeitures. Management utilizes historical data to estimate the impact of forfeitures. The ultimate impact of forfeitures may materially differ from management's estimate.

In connection with the 2014 Employee Share Plan, employees in certain roles of the Company may be eligible for Role Based Allowances ("RBA") which are payable in cash and/or RBS equity shares. RBA is fixed compensation that settles in cash and/or the appropriate quantity of RBS equity shares which have an aggregate market value on RBA payment date equal to the RBA installment. NWMSI accrues compensation expense on a straight-line basis over the period the RBA is in effect. NWMSI has an agreement to reimburse RBS for the value of RBS equity shares paid to NWMSI employees in connection with the RBA.

Continued

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services. This ASU also provides guidance on accounting for certain contract costs and requires new disclosures. In January 2018, the Company adopted the standard, applying it on a modified retrospective basis, recognizing the cumulative effect by initially applying the standard as an adjustment to the opening balance of retained earnings. The adoption of this ASU resulted in no cumulative retained earnings adjustment. The Company has evaluated its contracts with customers and nature of its business and has determined further impact of this ASU resulted in enhanced disclosures for the Company's revenue from contracts with customers, when presented, as well as grossing up certain syndicate underwriting expenses when NWMSI is acting in a principal capacity.

In January 2016, the FASB issued ASU 2016-01, "Recognition and Measurement of Financial Assets and Financial Liabilities", which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This ASU also provides for additional fair value measurements of equity securities. The Company adopted ASU 2016-01 on January 1, 2018. The adoption of this ASU did not have a material impact on the statement of financial condition as the Company does not maintain a significant equity securities portfolio. In addition, disclosures related to the methods and assumptions used to estimate fair value for financial instruments not carried at fair value are no longer required under the new ASU.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)", which provides guidance for the recognition of lease assets and lease liabilities and disclosing key information about leasing arrangements. This ASU will be effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years. The guidance provides for determining if the Company's lease contracts and service level agreements meet certain criteria to recognize leased assets and liabilities in the statement of financial condition. The Company anticipates that this ASU will not have an impact on the statement of financial condition.

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". ASU 2016-13 amends the criteria for recognizing credit losses on financial assets not carried at fair value through net income. U.S. GAAP requires an incurred loss methodology for recognizing credit losses which delays recognition until it is probable. Under ASU 2016-13 the criteria would be amended to reflect credit losses that are expected but do not yet meet the probable threshold. This ASU will be effective for annual reporting periods beginning after December 15, 2019. The Company is evaluating the impact that this ASU will have on the statement of financial condition and does not expect the impact to be material.

In November 2016, the FASB issued ASU 2016-18 "Statement of Cash Flows (Topic 230) – Restricted Cash". ASU 2016-18 provides guidance on the disclosure of total cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning of year and end of year total amounts shown in the statement of cash flows. The Company adopted ASU 2016-18 on January 1, 2018 and it affects presentation of the statement of cash flows and related disclosures when presented.

Continued

In May 2017, the FASB issued ASU 2017-09 "Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting". ASU 2017-09 provides guidance about which changes to terms or condition of a share-based payment award require an entity to apply modification accounting. The Company adopted ASU 2017-09 on January 1, 2018 and it had no impact on the Company's statement of financial condition.

In August 2018, the FASB issued ASU 2018-13 "Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement." ASU 2018-13 modifies various requirements on fair value disclosures and is effective for annual reporting periods beginning after December 15, 2019 with the ability to adopt early. The Company early adopted ASU 2018-13 on January 1, 2018 and as such, certain fair value disclosures such as transfers between fair value levels 1 and 2 are no longer disclosed in the Company's statement of financial condition.

3. Cash and Securities Segregated Under Federal and Other Regulations

Under the provisions of SEC Rule 15c3-3, as of December 31, 2018, "qualified securities" (as defined under SEC Rule 15c3-3) with a fair value of $117 million have been segregated for the exclusive benefit of customers and qualified securities with a fair value of $11 million have been segregated for the exclusive benefit of accounts of brokers. Of the qualified securities, securities with a fair value of $2 million are included in cash and securities segregated under federal and other regulations in the statement of financial condition. Additionally, securities received as collateral from securities purchased under agreements to resell transactions with a fair value of $126 million have been segregated under federal and other regulations.

As a FCM, NWMSI is required to segregate funds in segregated funds accounts (under Section 4d(2) of the Commodity Exchange Act ("CEA")) and secured funds held in separate accounts (under CFTC Regulation 30.7) and cleared swap customer accounts (under 4D(F) of the CEA). As of December 31, 2018, for these purposes, $37 million and $333 million are held in accounts at banks and exchanges, respectively, and are reflected in the statement of financial condition as cash and securities segregated under federal and other regulations. Additionally, NWMSI segregated $270 million of customer owned securities deposited at clearing organizations. These segregated securities are not included in the statement of financial condition.

4. Securities purchased/sold under agreements to resell/repurchase and other collateralized financing agreements

The Company enters into various collateralized financing transactions to, among other things, acquire securities to cover short positions, to settle other securities obligations, and to finance the Company's long inventory positions. The table below summarizes the type of collateralized financing arrangements reported in the statement of financial condition at December 31, 2018:

Assets	$m
Securities purchased under agreements to resell	15,759
Securities borrowed	3,698
	19,457

Liabilities	$m
Securities sold under agreements to repurchase	20,654

Continued

In order to manage credit exposure arising from such transactions, the Company enters into master netting agreements and collateral agreements with counterparties that provide the Company the right to net a counterparty's rights and obligations under such agreement and liquidate and setoff collateral against the net amount owed by the counterparty in the event of a counterparty default, such as bankruptcy or a counterparty's failure to pay or perform. The Company generally takes possession of securities purchased under agreements to resell and securities borrowed and receives securities and cash posted as collateral with the right to re-hypothecate. In certain cases, the Company may agree for such collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. The Company also continuously monitors the fair value of the transactions' underlying securities as compared with the related receivable or payable, including accrued interest and requests additional collateral as provided under the applicable agreement, to ensure such transactions are adequately collateralized.

The following tables summarize the offsetting of these instruments and related collateral amounts:

	Gross Amounts	Amounts offset in the Statement of Financial Condition	Net amounts of Assets/Liabilities Presented in the Statement of Financial Condition	Amounts Not Offset in the Statement of Financial Condition (1)	Net Exposure
	$m	$m	$m	$m	$m
Assets					
Securities purchased under agreements to resell	33,296	(17,537)	**15,759**	(15,759)	-
Securities borrowed	3,698	-	**3,698**	(3,624)	74
Liabilities					
Securities sold under agreements to repurchase	38,191	(17,537)	**20,654**	(20,654)	-

(1) Amounts relate to transactions under master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

NWMSI pledges collateral in conjunction with its securities sold under agreements to repurchase. At December 31, 2018, $37,591 million of the Company's securities sold under agreements to repurchase and other collateralized financing arrangements were collateralized with U.S. Government obligations and U.S. Government Agency debentures. Securities sold under agreements to repurchase with maturities of 3 months or less amounted to $36,590 million with the remaining transactions having maturities up to 12 months.

At December 31, 2018, $36,518 million of the Company's securities purchased under agreements to resell and securities borrowed were collateralized with U.S. Government obligations and U.S. Government Agency debentures. Securities purchased under agreements to resell and securities borrowed with maturities of 3 months or less amounted to $35,430 million, with the remaining transactions having maturities up to 12 months.

During the year, the Company entered into two secured lines of credit with third parties totaling $1,200 million. The facilities will be collateralized primarily with U.S. Government securities, if drawn, but neither

Continued

facility was drawn upon as of December 31, 2018. In order to comply with each arrangement the Company must maintain certain capital requirements.

5. Receivables and Payables from/to brokers, dealers and other institutions

The following table represents NWMSI's receivables and payables from/to brokers, dealers and other institutions as of December 31, 2018:

	Assets $m	Liabilities $m
Unsettled trades	818	-
Cash margin receivables/payables	158	47
Securities failed-to-deliver/receive	1	98
Clearing deposits	20	-
Broker dealer receivables/payables	20	24
Other	14	5
	1,031	174

6. Receivables and Payables from/to customers

The following table represents NWMSI's receivables and payables from/to customers as of December 31, 2018:

	Assets $m	Liabilities $m
Customer receivables/payables	-	360
Delivery/receive versus payment	47	12
	47	372

7. Financial Instruments

The following table presents NWMSI's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value, as of December 31, 2018:

	Assets $m	Liabilities $m
U.S. Government obligations	4,165	2,339
U.S. Government Agency debentures	427	40
Corporate debt securities	311	133
Other	2	1
	4,905	2,513

8. Fair Value Measurements

NWMSI's assets and liabilities that are recorded at fair value have been categorized pursuant to a fair value hierarchy. See Note 2 for additional information regarding the fair value hierarchy.

In determining fair value, NWMSI separates financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value into categories (U.S. Government obligations, U.S. Government Agency debentures, and Corporate debt securities). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2018, all of NWMSI's securities are classified within Level 1 or 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include primarily U.S. Government obligations and U.S. Government Agency debentures. Such instruments are principally classified as Level 1. The types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable levels of price transparency include Corporate debt securities and certain U.S. Government Agency debentures. These instruments are classified as Level 2.

The following table presents NWMSI's assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018 by statement of financial condition line item caption, type of instrument, and level within the fair value hierarchy:

	Level 1 $m	Level 2 $m	Total $m
Assets			
Securities segregated under federal and other regulations (1)	**2**	**-**	**2**
Financial instruments owned, at fair value:			
U.S. Government obligations	4,165	-	4,165
U.S. Government Agency debentures	206	221	427
Corporate debt securities	-	311	311
Other	2	-	2
Total financial instruments owned, at fair value	**4,373**	**532**	**4,905**
Total assets at fair value	**4,375**	**532**	**4,907**

	Level 1 $m	Level 2 $m	Total $m
Liabilities			
Financial instruments sold, not yet purchased, at fair value			
U.S. Government obligations	2,339	-	2,339
U.S. Government Agency debentures	40	-	40
Corporate debt securities	-	133	133
Other	1	-	1
Total liabilities at fair value	**2,380**	**133**	**2,513**

(1) This population consists of U.S. Government obligations.

Financial Instruments not carried at Fair Value
The following table presents the carrying values and estimated fair values of certain financial assets and liabilities that are not measured at fair value as of December 31, 2018, including their classification within the fair value hierarchy:

	Carrying Value	Estimated Fair Value			
		Level 1	Level 2	Level 3	Total
	$m	$m	$m	$m	$m
Assets					
Cash and cash equivalents	55	55	-	-	55
Cash segregated under federal and other regulations	370	370	-	-	370
Receivables from brokers, dealers and other institutions	1,031	-	1,031	-	1,031
Receivables from customers	47	-	47	-	47
Securities purchased under agreements to resell and other collateralized financing arrangements	19,457	-	19,456	-	19,456
Accrued interest receiveable	85	-	85	-	85
Other assets	20	9	17	3	29
Liabilities					
Short-term borrowings	944	-	944	-	944
Payables to brokers, dealers and other insitutions	174	-	174	-	174
Payables to customers	372	-	372	-	372
Securities sold under agreements to repurchase and other collateralized financing arrangements	20,654	-	20,653	-	20,653
Accrued interest payable	33	-	33	-	33
Other liabilities	108	-	108	-	108
Subordinated liabilities	685	-	677	-	677

Generally, the carrying value of Company's assets and liabilities in the table above approximates fair value due to the relatively short-term nature of the instruments.

9. Risk Management

As a participant in the government securities and credit markets, NWMSI is exposed to various risks that arise in the normal course of its business. The risks to which NWMSI are subject to include market, credit, operational, legal, regulatory and financial control risks.

NWMSI monitors and controls its risk exposures on a daily basis through financial, credit and market risk management monitoring systems that are independent of the front office. Accordingly, NWMSI believes that

Continued

it has effective procedures for evaluating and limiting, where possible, the market, credit, operational and other risks to which it is subject. NWMSI's senior management has an active role in the risk management process and through documented policies and procedures, requires that various internal control and business groups participate in providing monitoring and oversight. These include, but are not limited to Management Committee, Transformation Executive Steering Group, Asset and Liability Committee, the Underwriting Commitments Committee, Operating Forum, the Business Taxonomy & Transaction Approval Policy ("BTTAP") and Change Risk Review ("CRR") Process, and the Credit Approval Process. In addition, the Company's risk management practices are subject to periodic review by the Company's internal auditors and RBS Risk Management.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, implied volatilities, or other market factors, such as liquidity, will result in market value losses for a position or portfolio. The Company's exposure to market risk is affected by the characteristics of the markets in which the Company participates.

Market risk is monitored daily and controlled through risk limits, position limits, management oversight, stress testing and regular independent pricing reviews. The Company attempts to control its market risk exposures through hedging strategies and a wide variety of quantitative and qualitative monitoring and analytical review mechanisms, including Value-at-Risk measures.

Credit Risk

Credit risk arises from the potential that a counterparty to a transaction with the Company or an issuer of securities or underlying instruments held by NWMSI might fail to perform under its contractual obligations, which could result in NWMSI incurring losses.

The Company controls credit risk by monitoring counterparty credit exposures, haircut and collateral values on a daily basis, following an established credit approval process which includes reviewing the financial health of counterparties at inception of the relationship with the Company and on an ongoing basis, and requiring haircut levels to be adjusted or collateral to be deposited with the Company when deemed necessary. Collateral held is most often in the form of U.S. Government securities, U.S. Government Agency securities or cash. The Company has established credit limits for issuers and counterparties that are also monitored on a daily basis. The Company further reduces credit risk, where appropriate, by entering into enforceable netting agreements and arrangements that enable the Company to terminate the agreement or reset specific contractual terms upon the occurrence of certain events or time periods.

Concentrations of Credit Risk

Concentrations of credit risk arise when a number of customers or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's credit concentrations may arise from trading, underwriting and financing activities. The Company monitors credit risk on both an individual issuer and group counterparty basis.

The Company is engaged in various activities serving a diverse group of corporate and institutional investors. A substantial portion of the Company's transactions are executed with financial institutions that include broker-dealers, commercial banks, money managers and insurance companies. The Company's exposure to credit risk can be directly impacted by political, industry, and economic factors including volatile trading markets which may impair counterparties' ability to satisfy their obligations to the Company.

Continued

The Company's largest concentration of credit risk and issuer risk relates to securities issued by the U.S. Government and U.S. Government Agencies. At December 31, 2018, financial instruments owned that were obligations of the U.S. Government or U.S. Government Agencies represented approximately 94% of the Company's financial instruments owned, at fair value. At December 31, 2018, approximately 98% of the Company's securities purchased under obligations to resell and other collateralized financing arrangements were collateralized by such obligations, after any netting.

Other Risks

Operational, legal, regulatory and financial control risk relate to losses the Company may incur due to items such as the failure in execution and settlement of securities transactions, deficiencies in legal documentation or compliance, or inadequacies in financial control systems.

Operational risk is managed through the creation and monitoring of key risk indicators, the review/challenge of testing performed on key control processes, escalation procedures for risk events, the promulgation of documented policies and procedures, and the monitoring and tracking of operational risk issues and events. New products and significant change are risk assessed and approved via the BTTAP and CRR processes.

Legal and regulatory risk is managed through the assistance of in-house Legal and Compliance Departments staffed with experienced attorneys and compliance professionals knowledgeable in the firm's areas of business. NWMSI's in-house lawyers and compliance professionals work closely with the business on significant transactions, develop and utilize standard transaction documentation, obtain assistance and advice from experienced outside counsel as needed, and establish and communicate to employees and their supervisors written policies and procedures for the proper conduct of business in accordance with applicable law, regulation and NWMSI policy.

NWMSI seeks to minimize financial control risk through the segregation of responsibility for key functions involved in the gathering, analysis, and presentation of financial information, documented policies and procedures that establish authorized signatories for various key financial control activities, use of external resources for price verification, and multiple reconciliation and confirmation processes performed at regular intervals.

10. Short-term Borrowings

In addition to obtaining short-term secured financing through secured lines of credit and the repurchase and securities lending markets, NWMSI can obtain short-term unsecured financing from NWMGH and NWM Plc, a wholly owned subsidiary of RBS. At December 31, 2018, borrowing was available to the Company from NWM Plc pursuant to a $1.6 billion committed unsecured financing facility with a maturity date of August 31, 2020.

At December 31, 2018, NWMSI had drawn $944 million of short-term borrowings upon this facility with maturities of one month or less and a weighted average interest rate of 2.78%.

11. Subordinated Liabilities

At December 31, 2018, NWMSI had $685 million of subordinated liabilities with NWM Plc which had an interest rate that fluctuates with LIBOR rates. The scheduled maturity is December 27, 2020 but will be extended unless the debt is called by NWM Plc.

The liabilities are subordinated to the claims of general creditors of the Company and have been approved by the Company's regulators as regulatory capital. These subordinated liabilities are included by the Company in computing regulatory net capital. To the extent that the borrowings are required for NWMSI's continued compliance with minimum net capital requirements, they may not be repaid.

12. Commitments and Contingencies

Leases and Related Commitments

There were no outstanding commitments at December 31, 2018.

Forward Financing Arrangements

In connection with its financing activities, including securities borrowed and pledged activities, NWMSI had outstanding commitments to enter into future collateralized lendings of approximately $6,707 million and had commitments to enter into future collateralized borrowings of approximately $551 million as of December 31, 2018. All such commitments mature within 4 months and have stated terms, some of which may be subject to change prior to the effective date.

Central Clearing Counterparty Commitment

As a member of the Fixed Income Clearing Corporation ("FICC"), in the event of a member default, NWMSI has a commitment to enter into a collateralized lending with FICC in order to provide liquidity. The maximum amount of lending is set based on the activity and volume of NWMSI that is attributable to the FICC platform. The collateralized lending will always be backed by U.S. Government and U.S. Government Agency securities. At December 31, 2018 the Company has not lent out under this agreement.

Underwriting Commitments

In the normal course of business, the Company enters into underwriting contracts. There were no open commitments at December 31, 2018.

Litigation

NWMSI is party to legal proceedings, and the subject of investigations and regulatory matters in the United States and other jurisdictions, arising out of its normal business operations.

All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of NWMSI incurring a liability. NWMSI recognizes a provision for a liability in relation to these matters when it is probable that there is a present loss contingency resulting from a past event, and a reasonable estimate can be made of the amount of the loss contingency.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss or possible range of loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. NWMSI cannot predict if, how, or when such claims will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where NWMSI may enter into a settlement agreement or recognize a provision in contemplation of a potential settlement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which NWMSI believes it has

credible defenses and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows and any provisions that have been established.

While the outcome of the legal proceedings, investigations and regulatory matters in which NWMSI is involved is inherently uncertain, management believes that, based on the information available to it, appropriate accounting provisions have been made in respect of legal proceedings, investigations and regulatory matters as of December 31, 2018.

The material litigation, investigations, and regulatory matters in which NWMSI is involved are described below. If any such matters were resolved against NWMSI, these matters could, individually or in the aggregate, have a material adverse effect on NWMSI's net assets, operating results, or cash flows in any particular period. NWMSI cannot predict the outcome of these matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on NWMSI's statement of financial condition.

Litigation Matters

With respect to all of the current claims described herein, NWMSI considers that it has substantial and credible legal and factual defenses to these claims and will continue to defend them vigorously.

Residential Mortgage-Backed Securities ("RMBS") Litigation

NWMSI and certain affiliates continue to defend several RMBS-related claims in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. The remaining RMBS lawsuits against NWMSI and its affiliates consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation (as receiver for Guaranty Bank, Colonial Bank, Citizens National Bank, Strategic Capital Bank, and United Western Bank) that together involve the issuance of less than $1 billion of RMBS issued primarily from 2005 to 2007. In addition, NWMSI previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. at al. for $55.3 million, which has been paid into escrow pending court approval of the settlement.

NWMSI was a defendant in a lawsuit relating to RMBS issued by Nomura Holding America Inc. ("Nomura") and subsidiaries filed by the US Federal Housing Finance Agency (FHFA) as conservator for the Fannie Mae and the Freddie Mac. In May 2015, the United States District Court for the Southern District of New York found Nomura and NWMSI liable with respect to the sale of certain RMBS on the ground that the offering documents had contained materially misleading statements about the mortgage loans that backed the securitizations. The decision was affirmed by the United States Court of Appeals for the Second Circuit in September 2017, and on June 25, 2018, the United States Supreme Court rejected the defendants' request for review of the judgment. In July 2018, Nomura paid the full amount due under the judgment, thereby extinguishing NWMSI's liability in the case.

US Treasury securities antitrust litigation

NWMSI is a defendant in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including future and options. The plaintiffs allege that NWMSI and the other defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants' motion to dismiss this matter remains pending.

Continued

Swaps Antitrust Litigation

NWM Plc, NWMSI, and RBS, as well as a number of other financial institutions, are defendants in several cases pending in the United States District Court for the Southern District of New York alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class claims by three swap execution facilities, TeraExchange, Javelin, and trueEx (which filed its claims on June 14, 2018). The swap exchange facilities allege that they would have successfully established exchange-like trading of interest rate swaps if the defendant dealers had not unlawfully conspired to prevent that from happening through boycotts and other means.

In July 2017, the Court overseeing the above matters dismissed all claims relating to the 2008 - 2012 time period, but declined to dismiss certain antitrust and unjust enrichment claims covering the 2013 - 2016 time period. Discovery is ongoing.

On June 8, 2017, TeraExchange filed another complaint against NWM Plc, NWMSI, and RBS, as well as a number of other financial institutions, in the United States District Court for the Southern District of New York, this time relating to credit default swaps instead of interest rate swaps. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On October 1, 2018, the court dismissed all claims against NWM Plc, NWMSI, and RBS.

FX antitrust litigation

In 2015, NWM Plc, NWMSI, and RBS settled a consolidated antitrust action ("the consolidated action"), pending in the United States District Court for the Southern District of New York, asserting claims on behalf of persons who entered into over-the-counter foreign exchange ("FX") transactions or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On November 7, 2018, some members of the settlement class who opted out of the settlement filed their own complaint in that court, asserting antitrust claims against NWM Plc, NWMSI, and others.

There is another FX-related class action against NWM Plc in which NWMSI is a defendant that remains pending. That case involves antitrust claims on behalf of "indirect purchasers" of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). This matter is proceeding in discovery following the court's denial of defendants' motion to dismiss on October 25, 2018.

Another FX-related class action against NWMSI, RBS, and others, asserting Employee Retirement Income Security Act ("ERISA") claims on behalf of employee benefit plans that engaged in FX transactions, including claims based on alleged non-collusive FX-related conduct, was dismissed on September 20, 2016 on the grounds that the plaintiffs failed to plead that the defendants had ERISA-based fiduciary duties to the plaintiffs. On July 10, 2018, the United States Court of Appeals for the Second Circuit affirmed the dismissal of the case.

On July 12, 2017, Alpari (US) LLC ("Alpari") filed a class action complaint against NWMSI and RBS in the United States District Court for the Southern District of New York alleging that they breached contracts with Alpari and other counterparties by rejecting FX orders placed over electronic trading platforms through the application of a function referred to as "Last Look", and that the rejected orders were later filled at prices less favorable to putative class members. On April 12, 2018, the court granted defendants' motion to compel arbitration of Alpari's claims.

Continued

Certain other foreign exchange transaction related claims have been or may be threatened in the US and other jurisdictions.

LIBOR litigation
NWM Plc, certain of its subsidiaries (including in some instances, NWMSI), and RBS are defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that these NWM defendants and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, were made part of a coordinated proceeding in the United States District Court for the Southern District of New York. In December 2016, the district court held that it lacks personal jurisdiction over NWM defendants with respect to certain claims. As a result of that decision, all NWM defendants have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but six non-class cases in the coordinated proceeding remain pending against NWM defendants, including NWMSI. The dismissal of NWM defendants for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

In January 2019, a class action antitrust complaint was filed in the United States District Court for the Southern District of New York alleging that the defendants (USD ICE LIBOR panel banks and their affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The defendants include RBS, NWM Plc, NWMSI, and National Westminster Bank Plc.

Other Litigation Involving NWMSI
In addition, NWMSI is named as a defendant in other actions. For example, NWMSI has been named as an underwriter defendant in various class actions involving public debt or equity where the plaintiff generally has brought actions against the issuer and underwriters of such securities.

NWMSI has been named as a defendant in employment claims brought by former employees alleging wrongful termination.

NWM Plc, NWMSI, and certain affiliates have settled an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee sought recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On October 26, 2018, the bankruptcy court approved the settlement, which required NWM Plc to pay the trustee $23.5 million. NWMSI did not pay anything in the settlement.

NWMSI cannot predict the outcome of all of the cases under litigation matters at this stage and is unable to estimate the liability or possible range of loss in excess of any provision accrued, if any, that might arise or its effect on NWMSI's financial position.

Regulatory Matters
The businesses and financial condition of NWM Plc, including NWMSI and its affiliates, can be affected by the actions of various governmental and regulatory authorities in the United States, the United Kingdom, the

Continued

European Union, and elsewhere. NWM Plc, including NWMSI and its affiliates, have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the US, the UK, the EU, and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes. NWM Plc, including NWMSI and its affiliates, have been providing information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities. Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred, remediation of systems and controls, public or private censure, restriction of business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NWMSI, its business, authorizations and licenses, reputation, results of operations or the price of securities issued by it.

RMBS and Other Structured Products Investigations
NWMSI is or has been involved in investigations relating to, among other things, issuance, underwriting and trading in mortgage-backed securities and collateralized debt obligations ("CDOs").

On August 14, 2018, RBS announced that it had reached a final settlement with the U.S. Department of Justice ("DOJ") to resolve its investigation into the issuance and underwriting of RMBS. The civil monetary cash penalty required by the settlement was paid in September 2018.

RMBS investigations by the New York Attorney General and Illinois Attorney General were resolved in March 2018 and July 2018, respectively, and settled by RBS Financial Products Inc., an affiliate of NWMSI.

Certain state attorneys general sought information regarding the same or similar issues, and NWMSI is aware that at least one such investigation is ongoing.

On October 26, 2017, the United States Attorney for the District of Connecticut ("USAO") announced that it had entered into a Non-Prosecution Agreement ("NPA") with NWMSI in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. As part of the NPA, the USAO agreed not to file criminal charges against NWMSI relating to certain conduct and information described in the NPA if NWMSI complies with the terms of the NPA In October 2018, NWMSI agreed to a six month extension of the NPA while the USAO reviews the circumstances of an unrelated matter reported during the course of the NPA.

FX
In 2014 and 2015, NWM Plc paid significant penalties to resolve investigations into its FX business by the Financial Conduct Authority ("FCA"), the CFTC, the DOJ, and the Board of Governors of the Federal Reserve System (Federal Reserve).

As part of its plea agreement with the DOJ, NWM Plc pled guilty in the United States District Court for the District of Connecticut to an information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. The sentence imposed on NWM Plc in January 2017 consisted of a criminal fine and a term of probation, which among other things, prohibits NWM Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the

Continued

charged crime and requires NWM Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NWM Plc and NWMSI entered into a cease and desist (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NWM Plc and NWMSI agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NWM Plc and NMWSI are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

NWM Plc and its affiliates are cooperating with investigations and responding to inquiries from other governmental and regulatory (including competition) authorities on similar issues relating to failings in its FX business. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and may well be material.

At this time, NWMSI is fully cooperating with each of these ongoing investigations and requests. At this stage it is not possible to estimate the effect or possible range of loss of the matters discussed above in excess of any provision accrued, if any.

13. Guarantees

In the normal course of its business, NWMSI may be party to various types of guarantees with counterparties in connection with certain underwriting, securitization, asset sale and other transactions. Contracts that fall under the definition of guarantees include contracts that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, a liability or an equity security of the guaranteed party, contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, and indirect guarantees of the indebtedness of others even though the payment to the guaranteed party may not be based on changes related to an asset, a liability or an equity security of the guaranteed party.

Indemnifications

NWMSI provides representations and warranties to counterparties in connection with, among other things, certain financing, asset-sale and underwriting transactions and occasionally provides indemnifications to those counterparties against potential losses caused by a breach of those representations and warranties. These and other indemnifications are ordinarily documented on the basis of negotiated market terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the events or contingencies triggering the obligation to indemnify are generally not expected to occur except as described in Note 12. Accordingly, NWMSI has determined that it is not possible to develop an estimate of the maximum payout under these indemnifications. NWMSI has not recorded any liabilities in the statement of financial condition as of December 31, 2018 related to these indemnification arrangements.

Other Guarantees

NWMSI is a member of various exchanges and clearing houses that trade, settle, and clear securities and/or futures contracts. Under standard membership agreements, NWMSI guarantees the performance of other

members and may be required to pay a proportionate share of the obligations of such exchanges or clearing houses in the event of member defaults. This risk is mitigated in many cases by the exchanges or clearing houses requiring its members to post collateral. NWMSI has not recorded any liabilities in the statement of financial condition as of December 31, 2018 related to these arrangements as it believes that it is unlikely that it will have to make material payments under such arrangements.

In addition, NWMSI when acting as FCM, may be obligated to make payments to the relevant clearing house to the extent that a customer cannot meet its obligations to such clearing house. This risk is mitigated by requiring clearing customers to post collateral to NWMSI in an amount no lesser than what is required by the clearing house.

14. Income Taxes

NWMSI's deferred income taxes arise principally from litigation reserves and other liabilities not currently deductible and net operating losses. NWMSI has federal net operating loss carry forwards of $2,993 million and state net operating loss carry forwards of $2,685 million which are offset by a full valuation allowance expiring in various years through 2038.

Management has determined that it is more likely than not that the benefit from all of the federal and state deferred tax assets will not be realized. In recognition of this risk, all of NWMSI's federal and state deferred tax assets were offset by a $817 million valuation allowance as of December 31, 2018. The decrease in the valuation allowance for the current year was $461 million.

On December 22, 2017, the United States Congress and the Administration signed into law the Tax Cuts and Jobs Act (the "Act"). The Act made significant changes to the federal corporate income tax law including reducing the corporate income tax rate from 35% to 21%, effective January 1, 2018. The Act enacted new tax laws that also apply prospectively including, but not limited to, an expanded definition of non-deductible fines and penalties and the imposition of a new type of tax called the base erosion and anti-abuse tax ("BEAT"). The Company is subject to BEAT based on its operations; however, there is no tax accrual required in the current year due to the net operating loss incurred during the year ended December 31, 2018. The impact of the other provisions of the Act has been considered in the Company's accounting for its income tax provision which did not materially impact the Company's statement of financial condition.

Staff Accounting Bulletin No. 118 ("SAB 118") was issued to address the application of U.S. GAAP in situations when a company does not have the necessary information available, prepared or analyzed, including computations, in reasonable detail to complete the accounting for certain income tax effects of the Act. December 22, 2018 marked the end of the measurement period for purposes of SAB 118. The Company has completed its analysis based on legislative updates relating to the Act currently available. The Act did not materially impact the Company's statement of financial condition as of December 31, 2018.

NWMSI settles its income tax provision with RBSHI by agreement through intercompany accounts. At December 31, 2018, the amount payable to RBSHI for income taxes was approximately $312 thousand and is included net in other assets.

The total amounts of gross unrecognized tax benefits at the beginning and end of the year were as follows:

	$m
Unrecognized tax benefits - opening balance	7
Gross Increases - Tax Positions in Prior Period	-
Gross Decreases - Tax Positions in Prior Period	(6)
Gross Increases - Tax Positions in Current Period	-
Lapse of Statute of Limitations	(1)
Settlement	-
Unrecognized tax benefits - ending balance	-

As of December 31, 2018, NWMSI had approximately $68 thousand of total gross unrecognized tax benefits. Of the total unrecognized tax benefits, approximately $68 thousand represents the amount of the unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. Accrued interest related to uncertain tax positions amounted to $11 thousand as of December 31, 2018.

NWMSI is under audit in certain jurisdictions. The Internal Revenue Service audit for tax years 2011-2015 closed in 2018 which resulted in the release of excess tax reserves and interest of approximately $7 million. As a part of a combined tax return, NWMSI is under audit in the state of California for tax years 2011-2013. The New York State combined tax return audit for tax years 2015-2016 commenced in 2018. For the open audits, management anticipates that adjustments to the unrecognized tax benefits, if any, will not result in a material change to the statement of financial condition. The statute of limitations for federal and other states remains open for the tax years 2014 and forward.

15. Collateral

In connection with its trading activities, particularly in U.S. Government and Agency securities, NWMSI enters into collateralized repurchase agreements, securities lending arrangements and certain other collateralized transactions. Such transactions may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. In accordance with industry practice, collateral, in the form of cash or securities, has a fair value in excess of the obligations under the contract.

At December 31, 2018, NWMSI has accepted collateral that it is permitted by contract to sell or repledge. This collateral consists primarily of securities received in connection with reverse repurchase agreements with institutional clients and other broker dealers. The fair value of securities received as collateral, excluding the impact of netting, at December 31, 2018 was approximately $37,201 million. In the normal course of business, this collateral is primarily used by NWMSI to cover short sales and to obtain financing. At December 31, 2018, primarily all of the above collateral has been delivered against securities sold short or repledged by NWMSI.

NWMSI also pledges certain financial instruments owned, at fair value in connection with repurchase agreements and securities lending agreements to counterparties who may or may not have the right to deliver or repledge them. The table below presents information about assets pledged as of December 31, 2018:

	$m
Financial instruments owned, at fair value pledged to counterparties that:	
Had the right to deliver or repledge	2,123
Did not have the right to deliver or repledge	2,148

16. Net Capital Requirements

As a registered broker-dealer and FCM, NWMSI is subject to the net capital rules of both the SEC (Rule 15c3-1) and the CFTC (Regulation 1.17).

Under the SEC's "Uniform Net Capital Rule", NWMSI has elected to compute its minimum net capital using the alternative method. As such, NWMSI is required to maintain minimum net capital of the greater of 2% of aggregate customer debit items or $1 million, as defined in SEC Rule 15c3-3 (SEC Rule 15c3-1(a)(1)(ii)), 4% of the funds required to be segregated pursuant to the Commodity Exchange Act and the regulations thereunder (SEC Rule 15c3-1(a)(1)(iii)), or 8% of the total risk margin requirement for positions carried in customer and non-customer accounts (CFTC Regulation 1.17(a)).

At December 31, 2018, NWMSI had regulatory net capital of $993 million, which was $957 million in excess of its required minimum net capital of $36 million.

Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

17. Employee Benefit Plan

Employees of NWMSI are eligible to participate in the NatWest Markets Retirement Savings Plan (the "Plan"), a defined contribution plan, subject to the satisfaction of various eligibility requirements. The Plan sponsor is NWM Plc. Participating employers include NWMSI, the Plan sponsor, and certain of its affiliates. NWMSI matches a portion of its employee participant contributions and makes an annual contribution in accordance with the Plan documents.

18. Related Party Transactions

In the normal course of business NWMSI conducts transactions with, and provides operational and administrative support to, affiliated companies for which it receives consideration. In addition, certain NWMSI activities are guaranteed by NWM Plc.

The Company's assets and liabilities with affiliates include collateralized financing arrangements entered into with NWM Plc and NWM Securities Japan, primarily to facilitate client activities and to cover short sales and to finance financial instruments owned. Interest is accrued on these transactions and is reported in accrued interest receivable/payable. Included in receivables from brokers, dealers and other institutions and from customers are receivables for unsettled trades and securities failed to deliver, primarily transacted with

NWM Plc. Payables to brokers, dealers and other institutions and to customers include payables to affiliates for securities failed to receive and payables related to futures clearing activities, primarily with NWM Plc. Other assets primarily includes receivables for payments made on behalf of affiliates, as well as receivables in conjunction with operational support provided in the normal course of business. Other liabilities include payables to affiliates in conjunction with operational support received in the normal course of business.

The following table summarizes NWMSI's assets and liabilities as of December 31, 2018.

	$m
Assets:	
Receivables from brokers, dealers and other institutions	325
Receivables from customers	9
Securities purchased under agreements to resell and other collateralized financing arrangements	8,710
Financial instruments owned, at fair value	15
Accrued interest receivable	28
Other assets	5
Liabilities:	
Short-term borrowings	944
Payables to brokers, dealers and other institutions	5
Payables to customers	144
Securities sold under agreements to repurchase and other collateralized financing arrangements	367
Financial instruments sold, but not yet purchased, at fair value	22
Accrued interest payable	2
Other liabilities	11
Subordinated liabilities	685

19. Subsequent Events

NWMSI has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through February 27, 2019, the date the audited statement of financial condition was issued. No recordable or disclosable events occurred through this date.

* * * * * *

EY
Building a better working world

Ernst & Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of NatWest Markets Securities Inc.

We have examined the statements of NatWest Markets Securities Inc. (the Company), included in the accompanying NatWest Markets Securities Inc's Compliance Report, that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year from January 1, 2018 through December 31, 2018;
(2) Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and
(4) Information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of Financial Industry Regulatory Authority, Inc. (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2018; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2018 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2019

NatWest
Markets

NatWest Markets Securities Inc.'s Compliance Report

Natwest Markets Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year from January 1, 2018 through December 31, 2018;
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2018;
(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2018; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

NatWest Markets Securities Inc.

I, Rooney Coleman, affirm that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ______________________
Rooney Coleman, Chief Financial Officer

February 27, 2019

600 Washington Boulevard, Stamford, CT, 06901 Tel. + 1 203 897 0000

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

4*4*******823*******************ALL FOR AADC 105
37135 FINRA DEC
NATWEST MARKETS SECURITIES INC
ATTN BILL COLE
600 WASHINGTON BLVD
STAMFORD, CT 06901-3726

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Ausburn (203) 897-4137

2. A. General Assessment (item 2e from page 2) $ 287,869

B. Less payment made with SIPC-6 filed (exclude interest) (176,106)

July 23, 2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 111,763

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 111,763

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☒ ACH ☐
Total (must be same as F above) $ 111,763

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NatWest Markets Securities, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 22 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,368,325,500
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		5,728,047
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		0
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		5,728,047
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		0
(2) Revenues from commodity transactions.		2,554,919
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		0
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		3,771,540
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1,175,814,287	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		1,175,814,287
Total deductions		1,182,140,746
2d. SIPC Net Operating Revenues		$ 191,912,801
2e. General Assessment @ .0015		$ 287,869

(to page 1, line 2.A.)

EY
Building a better working world

Ernst &Young LLP
300 First Stamford Place
Stamford, CT 06902-6765

Tel: +1 203 674 3000

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of NatWest Markets Securities Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of NatWest Markets Securities Inc. (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries from the SWIFT statement and vouched to cash disbursement in the form of ACH transfer.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2018.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the interim attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether NatWest Markets Inc.'s schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2018. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

EY
Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2019